Exhibit 99.1

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Announces Preliminary Fourth Quarter Operational Results
Reports Sixth Consecutive Quarter of Production Growth

Toronto: January 14, 2014: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) today announces preliminary fourth quarter and annual operational results. All amounts are in U.S. dollars unless otherwise indicated.

AuRico reported its sixth consecutive quarter of production growth, with the Young-Davidson and El Chanate operations continuing to report solid production results that are in-line with expectations.

Company-wide Production Growth

The shaft hoisting infrastructure at the Young-Davidson underground mine was commissioned in October, which facilitated the declaration of commercial production on October 31. The shaft hoisting system has, and will continue to, facilitate significant increases in underground productivities and corresponding cost efficiency improvements. During the first two months of commercial production, underground unit mining costs were approximately $39 per tonne resulting in underground production cash costs of $663 per ounce.

Preliminary 2013 Fourth Quarter Operational Results

	Q1	Q2	Q3	Q4	Year-end Dec. 31/13	2013 Guidance
Young-Davidson
Gold Ounces Produced[3]	28,281	29,252	30,099	33,106	120,738	120,000-140,000
Underground Cash Costs per oz.	-	-	-	$663	$663	-
Open Pit Cash Costs per oz.	$694	$716	$666	$983	$757	-
Total Cash Costs per oz.[1,2]	$694	$716	$666	$850	$744	$575-$675
El Chanate
Gold Ounces Produced	17,889	18,751	18,804	16,420	71,864	70,000-80,000
Total Cash Costs per oz.[2]	$563	$602	$588	$615	$592	$550-$600
Consolidated Results
Gold Ounces Produced[3]	46,170	48,003	48,903	49,526	192,601	190,000-220,000
Total Cash Costs per oz.[1,2]	$635	$655	$628	$766	$676	$565-$645

1.

Prior to commissioning the underground mine at Young-Davidson, cash costs were calculated on ounces produced from the open pit only. All underground costs were capitalized, and any revenue related to underground ounces sold was credited against capital. Subsequent to the declaration of commercial production in the underground mine, cash costs are calculated on ounces produced from both the open pit and underground mines, and revenue related to the sale of underground ounces is recognized in the Company’s Statement of Operations as revenue.

2.

Cash costs are prior to inventory net realizable value adjustments & reversals, and are estimates only and subject to change. See the Non-GAAP Measures section on page 20 of the Management’s Discussion and Analysis for the nine months ended September 30, 2013. Underground cash costs per ounce and open pit cash costs per ounce do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS” or “GAAP”). They are therefore considered to be non-GAAP measures and may not be comparable to similar measures presented by other companies. Underground cash costs per ounce and open pit cash costs per ounce are determined by allocating production and refining costs to the underground and open pit tonnes mined and processed, and then dividing by the relevant ounces produced.

3.	Includes pre-production gold ounces from the Young-Davidson underground mine prior to the declaration of commercial production in the underground mine on October 31, 2013.

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“We are pleased to report our sixth consecutive quarter of company-wide production growth and annual production results that are in-line with guidance estimates. Young Davidson is well positioned to drive continued growth in company-wide gold production as the underground operations continue to ramp-up productivity levels over the coming years,” stated Scott Perry, President and CEO of AuRico. He continued, “Underpinning our asset base is a strong balance sheet and a management team that is focused on creating shareholder value.”

Young-Davidson Update

  Commercial production of the underground mine was declared on October 31, 2013, following the commissioning of the shaft hoisting system, which will facilitate significant increases in underground productivities and ongoing unit operating cost improvements.

  During the quarter, the Company averaged 2,590 tpd from the underground mine (approx. 3,000 tpd in November and December), exceeding the year-end targeted level of 2,000 tpd with mine grades being in-line with reserve grade estimates. Underground productivity for the first quarter of 2014 is expected to remain in-line with overall fourth quarter levels (approx. 2,500 tpd) and increase steadily throughout the remainder of the year to reach a prroductivity target of 4,000 tpd by the end of the year.

  The paste backfill pllant has been commissioned and the first pour was completed in early January. In 2011, the mine plan was re-engineered to utilize paste backfill to allow for significantly improved mining recovery and reduced dilution.

  During the first two months of commercial production, underground unit mining costs were approximately $39 per tonne resulting in underground production cash costs of $663 per ounce. In the first quarter of 2014, unit mining costs are expected to average approximately $45 per tonne, reflecting the inclusion of paste fill operations following the commissioning of the paste backfill plant in early January. The unit mining costs are then expected to decrease steadily throughout the year, corresponding with planned quarter-over-quarter increases in underground productivity.

  As at year end, development advance exceeded expectations with 75% of the 2014 mine plan already laterally accessed and 100% vertically accessed. In 2014, the Company will continue to advance underground development to optimize available ore inventory and thereby position the mine for sustainable, period-over-period, productivity increases in 2014 and beyond.

  Open pit cash costs were $983 per ounce due to the higher operating strip ratio that resulted from waste movement in the quarter being ineligible for capitalization given the open pit mine life of less than one year. The stripping ratio during the quarter was 3.44:1 versus a year-to-date strip ratio 1.49:1 and is scheduled to average 2:1 for the remaining four to six months of open pit operations.

  Open pit mine productivities remained at targeted levels and averaged 35,299 tpd during the quarter. As anticipated in the mine plan, the open pit will be fully depleted in coming months at which time approximately 3.0 million tonnes of open pit ore will be stockpiled ahead of the mill facility for future prrocessing.

  The mill facility continued to operate above nameplate capacity and averaged approximately 6,969 tpd during the fourth quarter.

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El Chanate Update

  The El Chanate open pit mine returned to targeted material movement levels, mining an average of 98,487 tpd during the quarter as compared to 87,366 tpd in the prior quarter as contractor equipment availability returned to normal levels.

  Crushing and stacking rates remained in-line with targeted levels and averaged 17,462 tpd.

Fourth Quarter Dividend Declared

On January 3, 2014, the Board of Directors declared the Company’s quarterly dividend payment of $0.04 per share for the fourth quarter ended December 31, 2013, payable on January 29, 2014 to shareholders of record at the close of business on January 14, 2014. Further information on the Company’s dividend reinvestment plan (DRIP) is available through the following link: www.auricogold.com/DRIP.

Net Realizable Value Adjustment and Impairment Charges

Due to the lower metal price environment currently being experienced, the Company will be conducting net realizable value testing on ore inventories. These tests may result in the need to recognize a net realizable value adjustment on these inventories at December 31. In addition, the Company will be performing its annual impairment test utilizing updated economic and operational factors, which may result in the need to record impairment adjustments.

The Company will complete a final assessment by its fourth quarter and annual 2013 results release.

Upcoming News Flow

The Company expects to issue the following updates during the first quarter of 2014:

  2014 Operational Guidance (first week of February)

  2013 Reserves and Resources (first week of March)

  Fourth Quarter and Annual Financial Results (March 3)

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry	Anne Day
President and Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

This press release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management’s expectations or estimates of future performance.

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Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, including: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves; the risk that the Young-Davidson shaft will not perform as planned; the risk that mining operations do not meet expectations; the risk that projects will not be developed accordingly to budgets or timelines, changes in laws in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits or approvals for operations or projects such as Kemess; disputes over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal title claims; compliance risks with respect to current and future environmental regulations; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company’s share price; continuation of the dividend and dividend reinvestment plan; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from derivative instruments or the absence of hedging; adequacy of internal control over financial reporting; changes in credit rating; and the impact of inflation. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.